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                                                                   July 31, 2000

To Detroit Diesel Stockholders:

    On July 20, 2000, DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA"), a wholly owned subsidiary of DaimlerChrysler AG ("DaimlerChrysler AG") and the holder of approximately 21.4% of the outstanding common stock of Detroit Diesel Corporation ("Detroit Diesel"), Diesel Project Development, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DCNA, and Detroit Diesel entered into a merger agreement providing for the acquisition of all of the outstanding Common Stock of Detroit Diesel at $23.00 per share, net to the seller in cash.

    The Purchaser has today commenced a cash tender offer for all outstanding shares of Common Stock at a price of $23.00 per share in cash. DDC
Holdings, Inc., a subsidiary of Penske Corporation ("Penske") and a 48.6% shareholder of Detroit Diesel, has agreed to sell its shares to the Purchaser and to tender them pursuant to the offer. The merger agreement provides that, following the tender offer, the Purchaser will merge with and into Detroit Diesel and any remaining shares of common stock of Detroit Diesel, other than those owned by DCNA, the Purchaser, the Company and any of their subsidiaries will be converted into the right to receive the same price paid in the offer.

    At a meeting held on July 19, 2000, the Detroit Diesel Board of Directors, based on, among other things, the unanimous recommendation of its Special Committee of directors of the Board that are not affiliated with the Purchaser or Penske, by unamimous vote of those present (i) determined that the merger agreement, the offer and the merger are fair to and in the best interests of Detroit Diesel's stockholders, (ii) approved the form, terms and conditions of the merger agreement, and (iii) recommended to Detroit Diesel's stockholders that they tender their shares in the offer.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed tender offer materials and Detroit Diesel's Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex I to the Schedule 14D-9 is the written opinion, dated
July 19, 2000, of Morgan Stanley & Co. Incorporated, the Special Committee's financial advisor, to the effect that, based upon and subject to the assumptions and limitations described in the opinion, on the date of the opinion the consideration to be received by the holders of shares of Detroit Diesel Common Stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than Penske and DaimlerChrysler AG and their affiliates).

    Enclosed for your consideration are copies of the Offer to Purchase and related materials provided by the Purchaser, including a Letter of Transmittal to be used to tender your shares. Also enclosed is Detroit Diesel's Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. These documents should be read carefully and in their entirety.

                                        Sincerely,

                                        /s/ Roger S. Penske

                                        Roger S. Penske
                                        Chairman of the Board